UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one)

- ☒   Form C: offering Statement
- ☐   Form C-U: Progress Update
- ☐   Form C/A: Amendment to offering Statement
         ☐ Check box if Amendment is material and investors must reconfirm within 5 business days
- ☐   Form C-AR: Annual Report
- ☐   Form C-AR/A: Amendment to Annual Report
- ☐   Form C-TR: Termination of Reporting

Name of Issuer:
Solas Aerial Services LLC

Legal status of issuer:
     Form:
     Limited Liability Company

     Jurisdiction of Incorporation/Organization:
     Alabama

     Date of organization:
     1/13/2022

Physical address of issuer:
307 Shooting Star Trail
Gurley, AL 35748

Website of issuer:
www.solasaerial.com

Name of the intermediary through which the offering will be conducted:
Folla Capital, LLC

CIK number of intermediary:
0001786669

SEC file number of intermediary:
008-70399

CRD number, if applicable, or intermediary:
305140

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of filing, for conducting the offering, including the amount of referral fees associated with the offering:
- The issuer shall pay an 8% commission on the gross amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any other arrangement for the intermediary to acquire such an interest:
None

Name of qualified third-party "Escrow Agent" which the offering will utilize:
North Capital Private Securities

Type of security offered:
Debt (Patriots Revenue Share Interests)

Target number of securities to be offered:
100 RSA Interests

Price (or method for determining price):
Face Value of RSA Interests ($1,000)

Target offering amount:
$40,000

Oversubscriptions accepted:
☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other:

Maximum offering amount (if different from target offering amount):
$100,000

Deadline to reach the target offering amount (Target date):
12/31/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:

☒AL ☒AK ☒AZ ☒AR ☒CA ☒CO ☒CT ☒DE ☒DC ☒FL ☒GA ☒HI ☒ID ☒IL ☒IN ☒IA ☒KS ☒KY ☒LA ☒ME ☒MD ☒MA ☒MI ☒MN ☒MS ☒MO ☒MT ☒NE ☒NV ☒NH ☒NJ ☒NM ☒NY ☒NC ☒ND ☒OH ☒OK ☒OR ☒PA ☒RI ☒SC ☒SD ☒TN ☒TX ☒UT ☒VT ☒VA ☒WA ☒WV ☒WI ☒WY



FORM C
OFFERING MEMORANDUM

Facilitated by



FORWARD-LOOKING STATEMENTS

Certain information set forth in this business plan contains "forward-looking information". Except for statements of historical fact, the information contained herein constitutes forward-looking statements.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

The Company

1. **Name of Issuer:** Solas Aerial Services LLC (the "Company")

Eligibility

2. ☒ **Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question-and-Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

☐ Yes ☒ No

If yes, explain:

Directors of The Company

4. **Provide the following information about each director (and any person occupying a similar status or performing a similar function) of the issuer:**

Name	Position	Dates of Service	Principal Occupation	Principal Employer
The Company does not currently have a Board of Directors				

Officers of The Company

5. Provide the following information about each officer (and any person occupying a similar status or performing a similar function) of the issuer:

Name	Position	Dates of Service	Principal Occupation	Principal Employer
Aaron Samuel Counts	Member/Manager	01/13/2022 – Present	Manager	Solas Aerial Services LLC

Business Experience during the past three years:

Name	Employer	Employer's Principal Business	Title	Dates of Service	Responsibilities
Aaron Samuel Counts	The United States Marine Corps	National Defense	Critical Skills Operator	July 7, 2002 – July 31, 2022	Conduct special operations in defense of the United States

Aaron Counts

Aaron Counts is a retired Marine Raider with 20 years of experience in special operations and is an MBA graduate from Liberty University. Aaron has employed military Unmanned Aerial Systems in combat environments throughout his military career. Seeing how effective these platforms have been in the use of national defense, Aaron is passionate to leverage drone technology in the agricultural industry. Aaron is an FAA-certified remote pilot under Part 107 and has been flying drones recreationally for years. Having served in multiple leadership positions in combat environments, he is ready to take on the challenges of entrepreneurship.

Principal Security Holders

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to offering
Aaron Samuel Counts		51%
Counts Family Trust		49%

The above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

Business and Anticipated Business Plan

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**



Solas Aerial Services LLC

Business Plan

May 2022

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document contains "forward-looking information". Except for statements of historical fact, the information contained herein constitutes forward-looking statements.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

Executive Summary

Solas Aerial Services is an agricultural drone company located in Huntsville, Alabama, and was founded, and is operated by Aaron Counts, a retired special operations Marine. The genesis of Solas Aerial Services' passion for drone technology was envisioned on the battlefields of the Global War on Terror where drones were used in the defense of the nation. That passion, once directed towards the enemies on the battlefield, will now be focused on the farm fields of Northern Alabama to enhance plant vitality and increase harvest yields. Solas Aerial Services will offer farmers precision agricultural solutions through crop surveillance, cover crop spraying, and targeted spraying.

Market research reveals that the growing human population will stress the current farming system in the coming years. The U.S. is projected to grow in population by 79M people by 2060. That is a 1.8M average increase each year. As farmers and other agricultural experts continue to search for technological solutions to maximize their yields, Solas Aerial Services is positioned to offer a rapid, cost-efficient solution to distributing farming inputs into fields and increasing crop yields. Solas Aerial Services will help farmers by identifying under-nutrient crops and plant diseases from the air several weeks before the ailments can be identified with the human eye using Normalized Difference Vegetation Index (NDVI) sensors and multi-spectrum light cameras processed through powerful analytics software tools. Solas Aerial Services will provide targeted solutions to the hidden plant problems to boost the farms' profits. Conducting targeted applications saves costs by solving crop problems with fewer chemical products. It's like using a scalpel instead of a butcher knife.

Company Description

Mission Statement

The mission of Solas Aerial Services is to help Alabama's farmers produce healthy crops to maximize profits at harvest.

Principal Members

Aaron Counts

 Aaron Counts is a retired Marine Raider with 20 years of experience in special operations and is an MBA graduate from Liberty University. Aaron has employed military Unmanned Aerial Systems in combat environments throughout his military career. Seeing how effective these platforms have been in the use of national defense, Aaron is passionate to leverage drone technology in the agricultural industry. Aaron is an FAA-certified remote pilot under Part 107 and has been flying drones recreationally for years. Having served in multiple leadership positions in combat environments, he is ready to take on the challenges of entrepreneurship.

Business Structure and Ownership

Solas Aerial Services is a Limited Liability Company organized in Alabama on January 13, 2022. It is owned by Aaron Counts (51%) and the Counts Family Trust (49%).

Location

Solas Aerial Services will be operated from a home office located in Mr. Counts' residence at 307 Shooting Star Trail, Gurley, Alabama located in western Madison Country. Jackson County is located just east of Gurley providing a central location to service farmers in both Madison and Jackson Counties. Marshall County located 35 miles to the south, and Limestone County located 30 miles to the east, both have thriving agricultural communities.

Market Analysis

Problem and Solution

Farmers face many challenges throughout the growing seasons which reduce their yields and profits. Over or under irrigation, pest infestations, plant disease, and undernutrition are just a few of the variables that can reduce harvest yields. The rising cost of nitrogen and other farming inputs is also affecting the profitability of some farms. One of the most common ways a farmer identifies problem areas is by walking through and spot-checking their crops which is time-consuming and not comprehensive. With a lot of limitations, farmers partially identify irrigation issues, major pest infestations, and major plant malnutrition. But many other ailments that crops routinely experience cannot be seen with the naked eye and reduces the farmer's bottom line at harvest.

Solas Aerial Services will provide precision aerial agricultural solutions for the farming industry. Data will be collected using multi-spectral light sensors loaded on drone platforms. The raw data will be processed using powerful software tools to aggregate the images and data points to reveal plant health or ailments. Using the detailed report, Solas Aerial Services will then take target action to treat with pesticides, fertilizer, nutrients, or other enriching actions to maximize yields. Data can also be used to forecast yields, based on plant count, to help in profit projections and next season farm configurations planning. The result is a farmer that gets the most out of their acreage and maximizes their profits at harvest. Solas Aerial Services can perform about 20 acres an hour of cover crop spraying which can be very effective in spraying odd-shaped fields or fields that have many obstacles.

Market Research and Target Markets


Lauderdale
Limestone
Jackson
Colbert
Lawrence
Franklin
Morgan
Marshall
DeKalb
Marion
Winston
Cullman
Etowah
Cherokee
Blount
Lamar
Walker
Saint Clair
Calhoun
Fayette
Jefferson
Cleburne
Pickens
Tuscaloosa
Shelby
Talladega
Clay
Randolph
Greene
Bibb
Coosa
Chilton
Tallapoosa
Chambers
Hale
Perry
Sumter
Autauga
Elmore
Lee
Dallas
Macon
Russell
Marengo
Montgomery
Lowndes
Bullock
Choctaw
Wilcox
Barbour
Clarke
Butler
Crenshaw
Pike
Monroe
Henry
Washington
Conecuh
Coffee
Dale
Escambia
Covington
Geneva
Houston
Mobile
Baldwin
© geology.com

County	Total Number of Farms
Madison	1,021
Jackson	1,355
Marshall	1,444
Limestone	1,156
Total	4,976

Solas Aerial Services will initially target smaller farms in Madison, Jackson, Marshall, and Limestone Counties, whose principal producers have military service, are new, beginning, young, Black or African-American, or between the ages of 25 and 44, or primarily grow corn, cotton, soybeans, or wheat.

	Madison County	Jackson County	Marshall County	Limestone County	Total
Total Number of Farms	1,021	1,355	1,444	1,156	4,976
Farms by Value of Sales:					
Less than $2,500	516	567	578	451	2,112
$2,500 to $4,999	110	165	219	142	636
$5,000 to $9,999	110	175	214	169	668
$10,000 - $24,999	**129**	**195**	**158**	**146**	**628**
$25,000 to $49,999	**44**	**113**	**79**	**63**	**299**
$50,000 to $99,999	23	35	30	51	139
$100,000 or More	89	105	166	134	494
Principal Producers:					
Farms with a Principal Producer with Military Service	**246**	**208**	**265**	**258**	**977**
Farms with a New and Beginning Principal Producer	**278**	**424**	**429**	**334**	**1,465**
Farms with a Young Principal Producer	**48**	**115**	**125**	**109**	**397**
Farms with a Black or African-American Principal Producer	**84**	**3**	**-**	**47**	**134**
Farms with a Female Principal Producer	379	451	563	374	1,767
Farms with a Male Principal Producer	892	1,271	1,317	1,058	4,538
Age:					
Under 25 years	**26**	**40**	**25**	**24**	**115**
25 to 34 years	**83**	**150**	**149**	**126**	**508**
35 to 44 years	**209**	**323**	**258**	**236**	**1,026**
45 - 54 years	303	416	516	289	1,524
55 - 65 years	444	632	613	569	2,258
65 - 74 years	425	484	575	416	1,900
75 years and over	191	186	221	233	831
Field Crops:					
Corn for Grain	**79**	**57**	**35**	**49**	**220**
Cotton, All	**54**	**12**	**1**	**51**	**118**
Soybeans	**106**	**93**	**36**	**143**	**378**
Wheat for Grain, All	**67**	**13**	**2**	**26**	**108**

Source: United States Department of Agriculture, National Agricultural Statistics Service, 2017 Census of Agriculture

Target Market	Number of Farms in Target Counties
By Value of Sales	927
By Principal Producer	2,973
By Age	1,649
By Crop	824
Total Target Market	6,373







Farms by Age of Principal Producer (%)
Madison, Jackson, Marshall, and Limestone Counties

- Under 25 years
- 25 to 34 years
- 35 to 44 years
- 45 - 54 years
- 55 - 65 years
- 65 - 74 years
- 75 years and over



Farms by Field Crops Grown
Madison, Jackson, Marshall, and Limestone Counties

Trends

The global agriculture drones and robots market is expected to reach $30.08 billion by 2026, with a Compound annual growth rate (CAGR) of 22.3% during the forecast period 2021-2026

Solas Aerial Services will find efficiencies for farmers by using Multispectral-light cameras to identify under nutrient crops and plant diseases from the air several weeks before the ailments can be identified with the human eye thus increasing the yields of crops by doing targeted pesticide and fertilizer.

Competition

There are six commercial drone companies in the greater Huntsville Alabama area with none of them offering agricultural services such as crop health studies and crop spraying. They are limited to manned aerial crop dusters in northern Alabama or the application of products via ground equipment. Flying drones instead of expensive manned aircraft can reduce costs to the farmer and produce better results due to plant health data which drives the target application of products thus reducing product waste and gaining better yields. Ground vehicle application can reduce yields by soil compaction and damaging crops. This is alleviated by drone application.

Business Name	Website	Location	Services	Notes
Chad Overcast Photography	https://www.chadovercast.com	Madison, AL	Weddings, special events, and maternity	Limited offerings
Daniell Drone Photography & Media	https://www.danielldrone.com	Huntsville, AL	Real estate, construction, mapping, and 3D modeling	Very comprehensive and professional No agricultural work
Drone Bear Photography	https://dronebearphoto.com/	Madison, AL	Drone & DSLR Photography	Not very active
Launch Production and Design	https://launchhsv.com/	Huntsville, AL	Real estate, construction, mapping, and 3D modeling	Very comprehensive and professional No agricultural work
Rocket City Aerial Photography	https://rocketcityapv.com	Huntsville, AL	Real estate and stock photos	Limited offerings
SellersPhoto	https://www.sellersphoto.com	Huntsville, AL	Construction, transport, and development	Mix of manned and UAS offerings

*None of the above commercial drone companies in the greater Huntsville area list their pricing on their website.

Future Products

Solas Aerial Services will purchase two additional spraying drones in 2023 and hire another full-time remote pilot. Solas Aerial Services will then have the capability for drone swarming operations, accepting larger acreage jobs, and expanding the service area.

Services and Products

Positioning

For the agricultural industry that needs crop spraying solutions, our Plant Intelligence for Targeted Action Package provides both visual and near-infrared aerial data to identify problem areas quickly and address plant aliments with precision. Unlike traditional ground spraying applicators who cause up to 5% crop damage when they move over the field and use more chemicals than are needed to solve the problems, Solas Aerial Services will spot spray site-specific applications, and hard to access areas that prevent crops from being damaged during the spraying process thereby reducing the amount of chemical products applied which increases yields while decreasing input costs.

Offerings

- The Plant Intelligence for Targeted Action Package provides both the near-IR and visual vegetative analysis report detailing plant health and count. This data will be used for spot spraying to address plant ailments with minimal amounts of chemicals needed.

- Cover Crop Application can be flown with application accuracy of up to 3 centimeters with up to 20 acres an hour.

- The Visual Imagery Package includes vegetative analysis for each field, with a summary of key findings, and a detailed vegetation analysis report detailing crop stand-count.

- The Near-Infrared Imagery Package includes vegetative analysis for each field, with a summary of key findings, and a detailed vegetation analysis report detailing plant health.

Pricing

Our pricing strategy will be focused on market penetration with a small element of premium decoy. The overall prices are low compared to the alternative of satellite imagery to gain market penetration.

Service	Price
Complete Plant Intelligence Package	$475/hour
Cover Crop Application	$300/hour
Visual Imagery package	$20/acre
Visual and Near-IR Imagery Package	$30/acre

*If chemicals are not provided by the client a 5% delivery fee will be applied along with the cost of the products.
*$.35/ mile will be charged beyond 40 miles for travel costs.

Marketing and Sales

Offline Media

The following off-line media will be used to promote Solas Aerial Services:

Printed Material:
- Brochures with sample reports and imagery equipped with QR code discount
- Business cards
- Business branded polo shirts
- Stickers

Public Relations:
- Reach out to local news agencies and publications for PR
- Reach out to the University of Alabama/ Huntsville Aerospace Engineering Program
- Reach out to Embry-Riddle Aeronautical University-Daytona Beach for R/D of crop spraying drone

Networking:
- Huntsville Chamber of Commerce membership
- Alabama's Sustainable Agricultural Network
- Alabama Farm & Land Expo 2022, Mobile, AL August 4 – 7, 2022
- Farmers Market printed material handouts

Online/ Social Media Marketing

Solas Aerial Services' online marketing strategy will focus on generating leads and new customers by building around the common Sales Funnel Components of Awareness, Interest, Decision, and Action.

Awareness:
- Build an engaging website and tie it into google ads
- Build social media presence on Facebook and YouTube
- Offer free flights to build a portfolio

Interest:
- Provide helpful farming resources like homestead advice, farming hacks
- Promote local farming events, markets, and gatherings on social media channels and attend events to engage offline marketing lines of effort
- Write and post a content gated white paper on the benefits of Plant Intelligence for Targeted Action with the use of drones

Decision:
- Offer package promotions and additional services

Action:
- Process payments through QuickBooks invoicing service
- Deliver services that are under promised and over delivered
- Develop a re-occurring subscription service
- Find new customers by offering referral fees for word-of-mouth referrals

Social Media

Facebook and Instagram will be the primary social media platforms we engage people on. The page will be built up based on local farmers scouted from other local agricultural pages. The page will promote local farmer markets, and local agricultural events, and post helpful farming and homestead information.

Promotions

Additional promotions can be crafted for contracts signed for multi-year plant studies. This subscription-based farm health monitoring will give data on increased plant count and yields.

Milestones and Key Events

Current as of
May 6, 2022



Key Events

Jun 2022
Make second acquisitions

Aug 2022
2nd closure
on Crowd-fund

Deliver Plant Intel with Targeted Action Offering

Jun 2022 Make initial acquisitions Hylio AG-122 Spraying Drone

Jun 2022 Drone Deploy Software

May-June 2022- 1st closure on Crowd-fund

Promote Investment Opportunities

May 2022 Pesticide Applicator License

May 2022 Launch Folla Capital Investment Crowd-fund Campaign

Mar 2022 Attend Rantizo Training

Mar 2022 Develop Funding Strategy Folla Capital

Feb 2022 Develop Website

Jan 2022 Operating Agreement

Jan 2022 Register As LLC

Jan 2022 Open Business Bank Account

Dec 2021 Build Business Plan

Dec 2021
FAA Part 107

Consider Business Scaling Options

Legend
- Completed
- Tentative
- ★ Decision Pt

2

Financial Projections

Solas Aerial Services LLC
Income Statement (Forecast)

	2022		2023		2024		2025		2026
Revenue									
Drone flight hour revenue	$	94,500	$	222,000	$	237,375	$	258,125	$	278,875
Imagery services		12,000		31,500		38,000		44,000		24,000
Total Revenue	$	106,500	$	253,500	$	275,375	$	302,125	$	302,875
Cost of Sales									
Fuel	$	4,728	$	11,106	$	11,869	$	12,906	$	13,944
Total Cost of Sales		4,728		11,106		11,869		12,906		13,944
Gross Profit	$	101,772	$	242,394	$	263,506	$	289,219	$	288,931
Operating Expenses									
Marketing	$	7,200	$	14,400	$	14,400	$	14,400	$	14,400
Drone license expense		250		250		250		250		250
Training		-		2,500		2,500		2,500		2,500
Drone support		8,400		16,800		16,800		16,800		16,800
Insurance		2,148		4,296		4,296		4,296		4,296
Licensing		500		500		500		500		500
Vehicle		-		-		8,400		8,400		8,400
Vehicle maintenance		300		600		600		600		600
Travel		1,200		2,400		2,400		2,400		2,400
Office, equipment storage and utilities		10,800		21,600		10,800		10,800		10,800
Communications & IT infrastructure		4,500		9,000		4,500		4,500		4,500
Memberships and subscriptions		300		600		300		300		300
Meals & entertainment		1,200		3,000		3,000		3,000		3,000
Fuel and expendables		3,000		6,000		6,000		6,000		6,000
Startup expenses		3,500		-		-		-		-
Salaries & benefits		42,480		101,760		113,760		116,960		118,960
Total Operating Expenses	$	85,778	$	183,706	$	188,506	$	191,706	$	193,706
Income from Operations	$	15,994	$	58,688	$	75,000	$	97,513	$	95,225
Other Income(Expense)									
RSA Interest	$	(4,736)	$	(11,267)	$	(12,239)	$	(13,428)	$	(13,461)
Depreciation - Equipment		(6,696)		(13,392)		(13,392)		(13,392)		(13,392)
Total Other Income(Expense)	$	(11,432)	$	(24,659)	$	(25,631)	$	(26,820)	$	(26,853)
Provision for Taxes									
Total Provision for Taxes		-		-		-		-		-
Net Income	$	4,562	$	34,029	$	49,369	$	70,693	$	68,372



Solas Aerial Services LLC
Revenues and Net Income (Projected)
2022 - 2026

Solas Aerial Services LLC
Cash Flow Statement (Forecast)

	2022		2023		2024		2025		2026
Cash Flows from Operating Activities									
Net Income (Loss) From Operations	$	4,562	$	34,029	$	49,369	$	70,693	$	68,372
Depreciation and Amortization		6,696		13,392		13,392		13,392		13,392
Change in 'Prepaid drone royalty'		250		(8,450)		250		250		250
Change in 'Accounts Payable'		4,700		-		38,900		-		-
Change in 'Prepaid insurance'		2,148		(4)		4,296		4,296		4,296
Cash Provided(Used) by Operating Activities	$	18,356	$	38,967	$	106,207	$	88,631	$	86,310
Cash Flows from Investment Activities									
Change in 'Drone'	$	(38,000)	$	-	$	-	$	-	$	-
Change in 'IT equipment"'		(5,000)		-		-		-		-
Change in 'Supporting equipment'		(29,000)		-		-		-		-
Cash Provided(Used) by Investment Activities	$	(72,000)	$	-	$	-	$	-	$	-
Cash Flows from Financing Activities									
Change in 'RSA balance'	$	94,083	$	(34,083)	$	(15,299)	$	(16,784)	$	(16,827)
Distribution/Adj to retained earning		-		-		-		-		-
Cash Provided(Used) by Financing Activities	$	94,083	$	(34,083)	$	(15,299)	$	(16,784)	$	(16,827)
Net Increase(Decrease) in Cash	$	40,439	$	4,884	$	90,908	$	71,847	$	69,483
Cash at Beginning Of Period	$	-	$	40,439	$	45,323	$	136,231	$	208,078
Cash at End Of Period	$	40,439	$	45,323	$	136,231	$	208,078	$	277,561



Solas Aerial Services LLC
Cash Flow (Projected)
2022 - 2026

Solas Aerial Services LLC
Balance Sheet (Forecast)

	2022	2023	2024	2025	2026
Current Assets					
Cash and Cash Equivalents	$ 40,439	$ 45,323	$ 136,231	$ 208,078	$ 277,561
Prepaid drone royalty	(250)	8,200	7,950	7,700	7,450
Prepaid insurance	(2,148)	(2,144)	(6,440)	(10,736)	(15,032)
Accounts Receivable	-	-	-	-	-
Total Current Assets	$ 38,041	$ 51,379	$ 137,741	$ 205,042	$ 269,979
Property and Equipment					
Supporting equipment	$ 29,000	$ 29,000	$ 29,000	$ 29,000	$ 29,000
Drone	38,000	38,000	38,000	38,000	38,000
Accumulated depreciation - drone	(6,696)	(20,088)	(33,480)	(46,872)	(60,264)
IT equipment	5,000	5,000	5,000	5,000	5,000
Total Property and Equipment	$ 65,304	$ 51,912	$ 38,520	$ 25,128	$ 11,736
Other Assets	$ -	$ -	$ -	$ -	$ -
Total Other Assets	$ -	$ -	$ -	$ -	$ -
Total Assets	$ 103,345	$ 103,291	$ 176,261	$ 230,170	$ 281,715
Current Liabilities					
Accounts Payable	$ 4,700	$ 4,700	$ 43,600	$ 43,600	$ 43,600
Total Current Liabilities	$ 4,700	$ 4,700	$ 43,600	$ 43,600	$ 43,600
Long Term Liabilities					
RSA balance	$ 94,083	$ 60,000	$ 44,701	$ 27,917	$ 11,090
Total Long Term Liabilities	$ 94,083	$ 60,000	$ 44,701	$ 27,917	$ 11,090
Other Liabilities					
Total Other Liabilities	$ -	$ -	$ -	$ -	$ -
Total Liabilities	$ 98,783	$ 64,700	$ 88,301	$ 71,517	$ 54,690
Stockholder Equity					
Retained Earnings	$ 4,562	$ 38,591	$ 87,960	$ 158,653	$ 227,025
Total Stockholder Equity	$ 4,562	$ 38,591	$ 87,960	$ 158,653	$ 227,025
Total Stockholder Equity + Liabilities	$ 103,345	$ 103,291	$ 176,261	$ 230,170	$ 281,715

Risk Factors

8. Discuss the material factors that make an investment in the issuer speculative or risky:

"Best-Efforts" offering

The offering of these securities is on a "best-efforts" basis. The Company has not contracted with an underwriter, placement agent, or any other person to purchase or sell all or a portion of its securities and there is no assurance that it can sell any of the securities.

No guarantee of return

Investors are entitled to receive a return on their investment only through the securities offered. The Company has sole discretion in determining when or if to make cash distributions to Investors. There is no guarantee that the Company will ever pay any cash distributions to Investors. There is no guarantee that the value of any investor's capital account will be preserved, and investors must be able to bear the risk of the total loss of their investment in the Company. Investments in the Company are not insured by FDIC, SIPC, or any other governmental or private entity. Investors should be prepared to suffer a total loss of their investment in the Company. The return to investors and the future value of the investment will depend on several factors which cannot be predicted and may be beyond the control of the Company. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company depends on many factors, including general, local, and industry-related economic conditions. If the Company does not generate sufficient revenues, the Investors may not receive any return at all and may lose all their investment. If the Company ceases operations, liquidates, dissolves, winds up, has its assets assigned to creditors, or otherwise experience an event that causes a change in control, Investors may not recoup part or all of their investment from the Company.

No market and no liquidity

The securities in this offering are illiquid. That means there is no ready market for the sale of such securities, and it may be difficult or impossible to sell or otherwise dispose of this investment, and Investors should be prepared to hold this investment indefinitely.

Investors will not become owners of the Company

Investors will not become owners, members, officers, directors, or partners of the Company and shall have no voting rights. Investors are not entitled to any of the Company's assets, cash flow, or profits, other than specific rights set forth in the security offering. Since Investors will have no voting rights, you will have little or no ability to influence the affairs of the Company.

Securities are unsecured obligations

The Company's obligations under the securities offered are unsecured obligations. This means the security is not protected by a guarantor or collateralized by a lien on specific assets of the borrower in the case of a bankruptcy or liquidation or failure to meet the terms for repayment, except as specifically detailed in the offering Statement and Purchase and Investment Agreement.

No operating history

The Company is a start-up company with no operating history and faces competition from larger, more established, and better-financed competitors offering similar services. Although the Company believes that its product offerings will prove to be a key differentiator and allow the Company to capture market share, there can be no guarantee that it will be successful.

Customers

The success of the Company's business plan rests on its ability to identify and obtain customers for its products. The Company has no prior experience in building this type of business, and there can be no assurance that the Company will be successful in its efforts. The inability of the Company to develop a diverse base of customers would have a substantial negative impact on the Company and your investment.

Supplier relationships

The Company will rely on various suppliers within its supply chain. If the Company is unable to continue these supplier relationships, or the various third parties fail to perform, it may have a material adverse effect on the Company's operational and financial performance.

A small team of professionals with limited industry experience

The Company currently depends upon the ability, skill, and experience of its key personnel. If some key personnel are unable to perform their duties as anticipated, either through unforeseen health issues or premature death, the ability to execute the business plan will be negatively affected. The Company does not currently maintain key person life or disability insurance.

Regulatory Risk

The Company must comply with local, state, and federal rules and regulations. If the Company fails to comply with a rule or regulation it may be subject to fines or other penalties, or its status may be lapsed, revoked, or suspended. The Company may have to stop operating, and you could lose your entire investment.

The unpredictability of future results

The projected results of the Company's financial position and business operations as reflected in the financial projections are based upon certain assumptions and estimates made by Company's management. Actual future financial performance and operating results of the Company may be subject to fluctuations resulting from several factors, many of which are outside the control of the Company. Under no circumstances should such information be construed to represent or predict that the Company will achieve any particular results. We may not be able to generate sufficient cash flow from operations to make scheduled principal and interest payments on the Security. The default provisions are detailed in the Security Agreement.

Management's discretion as to the use of proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team concerning the application and use of the proceeds of the offering. While the use of the proceeds as detailed in the offering Materials is management's intent, management will have the discretion to adjust the use of proceeds as it deems appropriate and in the best interest of the Company.

Additional capital may be required

Although the Company believes the proceeds of this offering will provide adequate funding to develop and successfully support its business plan, the Company offers no such assurances. If the Company's cash requirements exceed current expectations, the Company may need to raise additional capital. Additional capital could include conducting another crowdfunding raise. There is no guarantee that securing additional capital on acceptable terms will be available when needed. The inability to obtain capital when needed could have a material adverse effect on the Company, including requiring the Company to experience a change in control or possibly terminate its operations. In either of these scenarios, Investors could lose all, or a significant portion of, their investment. If we incur additional debt, your security may be subordinate to the payment of principal or interest on such future debt and our ability to pay our obligation on the security may be adversely affected.

Right to extend the offering deadline

The Company may extend the offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the offering Deadline is reached. You have the right to cancel your investment up to 48 hours before an offering Deadline; however, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the Target Amount prior to the offering Deadline, it may conduct the first of multiple closings of the offering prior to the offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the offering Deadline. The Company may also end the offering early; if the offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the offering with 5 business days' notice. This means your failure to participate in the offering in a timely manner, may prevent you from being able to participate.

"Rolling Closings"

Once we meet our target amount for this offering, we may request that the Escrow Agent disburse funds to us. At that point, investors whose Purchase and Investment Agreement have been accepted will all become investors in the Company. All companies are subject to many risks and uncertainties, and there may be material changes to the offering terms, companies' businesses, plans, or prospects. When such changes occur during the course of the offering, an amendment must be filed with the SEC, and investors whose investments have not yet been accepted and disbursed will have the opportunity to cancel their investment. Investors whose investment has already been accepted and disbursed will already be deemed investors and will not have such rights.

Business Interruptions

Our product offerings, operations, and the location of our business are vulnerable to damage or interruptions from earthquakes, fires, floods, power losses, telecommunication failures, terrorist attacks, acts of war, human errors, break-ins, pandemics, and similar events. A significant natural disaster could have a material adverse impact on our business, financial condition, and results of operations that our insurance coverage may be insufficient to compensate the Company for losses that may occur. The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company cannot guarantee that it will resume operations in the future.

Uncertainty in global economic conditions

Our operations and performance depend on economic conditions. The current economic environment continues to be uncertain. We may experience decreased revenues and increased costs that may negatively affect our revenue projections. We cannot predict the timing, strength, or duration of any economic slowdown or subsequent recovery in our industry. These and other economic factors could have a material effect on our financial condition and operating results.

Tax returns have not yet been filed

The Company was organized on January 13, 2022, and has not yet filed any tax returns.

Tax Considerations

The information contained in the offering Materials is general in nature and based on authorities that are subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors or omissions or results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security. The offering materials do not, and are not intended to, provide legal, tax, or accounting advice, and prospective investors and investors should consult their tax advisors concerning the application of tax laws to their particular situations.

Unforeseen risks

In addition to the risks listed above, businesses are often subject to unforeseen risks. It is not possible to foresee all risks. Investors are encouraged to carefully analyze the risks and merits of an investment in the Securities before making an investment.

The Offering

9. What is the purpose of the offering?

The purpose of this offering is to raise funds that the Company will use to fund current and future operations as detailed in the business plan described above and the use of funds described below.

10. How does the issuer intend to use the proceeds of the offering?

Use of Funds		
Description	**At Target Amount**	**At Maximum Amount**
Total Proceeds	$40,000	$100,000
Less: offering Expenses	($3,200)	($8,000)
Net Proceeds	$36,800	$92,000
Use of Net Proceeds		
Purchase of drone kit	$34,080	$34,080
Purchase of drone accessories	$0	$10,269
Working Capital	$2,720	$47,651
Total Use of Funds	$36,800	$92,000

11. How will the issuer complete the transaction and deliver securities to the investors?

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the Investor.

1. Eligible Investor Questionnaire - The Investor will be required to complete and submit an Eligible Investor Questionnaire along with a requested investment amount.

2. Purchase and Investment Agreement - The Investor will also execute a Purchase and Investment Agreement with the Company using the Investor's electronic signature.

3. Acceptance of the Investment - If the Purchase and Investment Agreement is complete, the Investor's commitment will be recorded. After the investment is completed, the Purchase and Investment Agreement will be counter-signed by the Company. The executed Purchase and Investment Agreement will then be delivered to the Investor via email.

4. Investor Transfer of Funds - Upon receiving confirmation that a Purchase and Investment Agreement has been accepted, or upon completion of the investment process on the portal, the Investor will be responsible for transferring funds from a source that is acceptable by the Escrow Agent into an Escrow Account held by the Escrow Agent.

The Company has the right to refuse any subscription in its sole discretion for any reason, including the Company's belief that an Investor does not meet the applicable suitability requirements. The Company may make or cause to be made such further inquiry and obtain such additional information as it deems appropriate regarding the suitability of Investors. The Company reserves the right to modify the suitability standards concerning prospective Investors to comply with any applicable state or local laws, rules, or regulations.

The Company has the right to cancel the offering for any reason before the deadline to reach the target offering amount.

If the sum of the investment commitments from all Investors does not equal or exceed the target offering amount at the time of the deadline to reach the target offering amount, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Investors shall direct all payments to the Escrow Agent (the "Escrow Agent") to be deposited into the Escrow Account (the "Escrow Account") until the target offering amount has been reached as stated in the disclosure document and provided for in the terms of the Escrow Agreement (the "Escrow Agreement"). The Escrow Agreement details all terms of the Escrow Agreement and process and should any information in this document be different than the information contained in the Escrow Agreement, the Escrow Agreement will govern.

The offering is contingent upon the Company's receipt of the target offering amount prior to the deadline to reach the target offering amount. All funds received from Investors will be held in an Escrow Account established by the Escrow Agent until the target offering amount has been reached. When the target offering amount has been reached and funds have been received by the Escrow Agent and deposited into the Escrow Account according to the terms of the Escrow Agreement, and provided that there have been no material changes that would require an extension of the offering and recommitment of the investment, then, and only then, the Escrow Agent can begin an initial closing consisting of a transfer of

Investor funds (net of the escrow fee to be paid to the Escrow Agent), from the Escrow Account to a deposit account maintained by the Company.

Escrow Agent shall release offering proceeds, less Escrow Agent's fee to the Company only if:

- the aggregate funds deposited into the Escrow Account from all Investors are equal to or greater than the target offering amount;
- the target offering amount has been deposited into the Escrow Account by the target date;
- this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days;
- the Issuer chooses to close the offering earlier than the target date to reach the target offering amount; and,
- the Issuer has notified the investor of the new deadline for the securities offering at least 5 business days prior to the new deadline and investor does not cancel his or her investment commitment at least 48 hours before the new deadline (as described in Question 12 below.)

Escrow Agent shall return Investor's funds to the Investor if:

- the target offering amount has not been reached by the target date;
- before the target offering amount is reached, the Investor gives notice to the Company that it is canceling its commitment to invest in the offering and is requesting a return of its funds; or,
- the Company terminates the offering for any reason before the target offering amount is reached by the target date.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must reconfirm their investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, they will receive notifications disclosing that the commitment was canceled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

12. How can an issuer cancel an investment commitment?

Investors may cancel an investment commitment until 48 hours before the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount before the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days before such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period before the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

Ownership and Capital Structure

The offering

13. Describe the terms of the securities being offered?

The Company is seeking to raise a target amount of $40,000 and a maximum amount of $100,000 from potential Investors through the offer and sale of the securities. The securities being offered are Patriots Revenue Share Interests, as defined in the Purchase and Investment Agreement, in the Company. The Patriots Revenue Share Interests will be issued in $1,000 increments with a minimum investment amount of $1,000. The revenue share rate is 10.0% of gross revenue with revenue share payments being paid semi-annually on January 31 for the period ending December 31 of the prior year, and July 31 for the period ending June 30 of the current year and continuing until the investor has received 1.8 times their investment amount. The start date of the revenue share agreement will be on the day that the investment has been accepted by the Company and disbursed to the Company by the Escrow Agent. The first revenue share payment date, regardless of when the investment is accepted by the Company and disbursed to the Company, will be January 31, 2023. The attached Purchase and Investment Agreement details all terms of the offering and should any information in this document be different than the information contained in the Purchase and Investment Agreement, the Purchase and Investment Agreement will govern. The securities entitle the Investor to receive interest payments as detailed in Appendix I of the Purchase and Investment Agreement. Payments shall continue until the earlier of: (i) the term of the Purchase and Investment Agreements; or (ii) the termination of this Agreement as provided herein.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No

If yes, explain:

16. How may the terms of the securities offered be modified?

The terms of the securities offered may not be modified, altered, or amended.

Restrictions on Transfer of the Securities Being Offered

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) unless such securities are transferred:

   (1) to the issuer;
   (2) to an accredited investor;
   (3) as part of an offering registered with the U. S. Securities and Exchange Commission; or
   (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. See Exhibit 4.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Common Stock:				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Debt Securities:				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Other:				
LLC Membership Interests			☒ Yes ☐ No	☐ Yes ☒ No Specify:

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	None
Options:	None
Other Rights:	None

18. How may the rights of the securities being offered be materially limited, diluted, or qualified by the rights of any other class of security identified above?

The securities being offered represent debt of the Company and have no voting rights; therefore, they are not materially limited, diluted, or qualified by the rights of any other class of security identified above.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

If yes, explain:

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The exercise of any rights held by the principal shareholders identified above will have no effect on the purchasers of the securities being offered.

21. How are the securities being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The securities are valued at the face value of the Revenue Sharing Agreements.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

There are no risks to purchasers of the securities relating to minority ownership in the issuer.

23. What are the risks to purchasers associated with corporate actions, including:
- **additional issuances of securities,**
- **issuer repurchase of securities,**
- **a sale of the issuer or of assets of the issuer or transactions with related parties?**

Nothing in the terms of this offering prohibits or otherwise prevents the Company from securing future funding by any means determined appropriate by the Company.

The Company may, in its sole discretion, at any time prior to the payment in full of the Patriots Revenue Share Interest Amount, Buy-Out the Company's obligations to the Investor under this Agreement and terminate this Agreement by paying the Investor an amount equal to all outstanding principal and accrued interest.

Upon a Change of Control at any time prior to the maturity date, all outstanding principal and accrued interest shall be due and payable to the Investor prior to, or simultaneously with, the closing of such Change of Control.

24. Describe the material terms of any indebtedness of the issuer.

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
None				

25. What other exempt offerings have the issuer conducted within the past three years?

Date of offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
None				

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1) any director or officer of the issuer;

    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

    (4) any immediate family member of any of the foregoing persons.

☐ Yes ☒ No

If yes, for each transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			

Financial Condition of the Issuer

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

Solas Aerial Services LLC is a limited liability company organized on January 13, 2022, under the laws of Alabama. The Company was founded to create an agricultural drone company to help farmers produce healthy crops to maximize profits at harvest. The Company has no operating history.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Financial Information

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate offering Amount (defined below):	Financial Information Required	Financial Statement Requirements:
(a) $107,000 or less	☒The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): • Total income • Taxable income; and • Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and ☒Financial statements of the issuer and its predecessors if any	Financial statements must be certified by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal officer.
(b) More than $107,000, but not more than $535,000	☐Financial statements of the issuer and its predecessors if any	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review and need not include the reviewed financial statements.

	☐Financial statements of the issuer and its predecessors if any	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding: • Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report. If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and its offering is more than $535,000 but not more than $1,070,000: • Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $535,000		

Financial information can be found in Exhibit 1 to this Form C.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, or any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of

purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors, and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

  (i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No

  (ii)   involving the making of any false filing with the Commission? ☐ Yes ☒ No

  (iii) arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities?
         ☐ Yes ☒No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment, or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  (i)   In connection with the purchase or sale of any security? ☐ Yes ☒ No

  (ii)   Involving the making of any false filing with the Commission? ☐ Yes ☒ No

  (iii) arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities?
         ☐ Yes ☒ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U. S. Commodity Futures Trading Commission; or the National Credit Union Association that:

  (i)   At the time of filing of this offering statement bars the person from:

         (A) association with an entity regulated by such commission, authority, agency, or officer?
             ☐ Yes ☒ No

         (B) engaging in the business of securities, insurance, or banking? ☐ Yes ☒ No

         (C) engaging in savings association or credit union activities? ☐ Yes ☒ No

  (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203€ or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor, or funding portal? ☐ Yes ☒ No

   (ii)   places limitations on the activities, functions, or operations of such person? ☐ Yes ☒ No

   (iii)   bars such persons from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If Yes to any of the above, please explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   (i)   a scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act, and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

   (ii)   Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member, a registered national securities exchange, or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

If Yes to any of the above, explain:

(7) Has any person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☒ No

If Yes to any of the above, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

If Yes to any of the above, explain:

If you answered "Yes" to any of these questions and the conviction, order, judgment, decree, suspension, expulsion, or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include:
   (1) any other material information presented to investors; and
   (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

All information presented to investors can be found at https://app.follacapital.com/offerings

Communications and Ongoing Reporting

<u>Electronic Format</u>

The Company shall provide the disclosure document, notices, and all other information to prospective Investors or Investors in electronic format. All information or communication affecting a prospective Investor's or Investor's rights, except a rescission offer, shall be provided in electronic format. Prospective Investors or Investors may opt out of electronic notices by contacting the Company and requesting a paper format. All additional communications or inquiries relating to the offering Materials or to a possible investment in the Company that cannot be made via the means described above should be made through the Company at its principal office address.

<u>offering Discussion</u>

The Company will provide a communication channel that facilitates the public sharing of information related to the terms of the offering through a communication channel that leverages the "wisdom of the crowd". The Company will be available to answer questions that a prospective Investor or Investors may have and furnish additional information by posting questions and answers on the online portal. The communication channel will be located on the funding portal. The Company will make available to all prospective Investors or Investors, upon request, copies of any material agreements and other documents relating to the Company. Prospective Investors and Investors will have the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The Company or its funding portal shall establish guidelines for communication using the communications channel and has the right to remove abusive or potentially fraudulent communications. The Company shall identify itself in all communications, including its name, title, and affiliation with the Company. The Company will also provide prospective Investors and Investors an opportunity to meet with representatives of the Company to obtain other additional information.

<u>Ongoing Reporting</u>

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.) must file the Form no later than 120 days after the issuer's fiscal year-end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided, and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash, and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

Investors should consider the potential federal, state, and local tax consequences of an investment in this security. You may be subject to tax on your share of the taxable income and losses of the Company, whether you have sold or otherwise disposed of your investment or received any dividends or other distributions from the Company.

Taxes

The information contained in the offering Materials is general in nature and based on authorities that are subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors or omissions or results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security.

THE OFFERING MATERIALS DO NOT, AND ARE NOT INTENDED TO, PROVIDE LEGAL, TAX, OR ACCOUNTING ADVICE, AND PROSPECTIVE INVESTORS AND INVESTORS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF TAX LAWS TO THEIR PARTICULAR SITUATIONS.

Additional Disclosures

Investor Requirements

Before selling a security to an Investor, the Company shall require the Investor to provide the Company with:
- a signed, dated document identifying the Investor and containing the following certifications:

  ☐ "By checking this box, I, the investor, acknowledge that I have reviewed the issuer's Form C and Disclosure Materials, as well as the educational materials provided on the Portal, understood the risks that come with investing in issuing companies on the Portal, and acknowledge that my entire investment may be lost, and I will be financially and psychologically fine if it is. I understand that the decision whether to consult a professional advisor regarding my investment is my decision and that the Portal does not offer any investment advice or suggestions."

☐ "By checking this box, I, the investor, acknowledge that I understand I can cancel my investment commitment up to 48 hours before the offering's closing deadline. If I have made a commitment within this 48-hour window, I cannot cancel my investment."

☐ "By checking this box, I, the investor, acknowledge that the securities are subject to transfer restrictions and that I have reviewed and understood these transfer restrictions as provided in the Portal's educational materials."

☐ "By checking this box, I, the investor, acknowledge that I have provided truthful and accurate representations of the documents and information requested by the Portal."

Offering Materials not All-Inclusive: The offering Materials have been prepared to attempt to provide all prospective Investors with all material information needed for prospective Investors to make an informed decision on whether they choose to make an investment in the Company; however, the offering Materials do not purport to contain all information that a prospective Investor may desire when conducting its own due diligence. Prospective Investors must rely on their own examination of the Company and the terms of the offering, including the merits and risks involved in making an investment in the security. Before making an investment decision, you should consult your own counsel, accountants, and other advisors and carefully review and consider all the offering Materials provided and the other information that you acquire. No information or any statements made in the offering Materials is intended or should be construed as investment, tax, or legal advice.

Forward-Looking Statements: Prospective Investors should read the discussion and analysis of the Company's financial condition and results of operations together with the financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective Investors should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the discussion and analysis.

Purchase and Investment Agreement Fully Sets Forth all Terms, Conditions, and Restrictions: All terms, conditions, and restrictions of the securities offered are fully set forth in the Purchase and Investment Agreement. Prospective Investors should not invest unless they have completely and thoroughly reviewed the provisions of the security agreement. If any of the terms, conditions, or other provisions of the security agreement, either written or oral, are inconsistent with or contrary to the information provided in the offering materials, then the security agreement will control.

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Aaron Samuel Counts

(Signature)

Aaron Samuel Counts

(Name)

Member/Manager

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Aaron Samuel Counts

(Signature)

Aaron Samuel Counts

(Name)

Member/Manager

(Title)

/s/Counts Family Trust

(Signature)

Counts Family Trust

(Name)

Member

(Title)

EXHIBIT 1

FINANCIAL STATEMENTS

Tax Return Information	Most recent fiscal year-end	Prior fiscal year-end
Total Income	$0	$0
Taxable Income	$0	$0
Total Tax	$0	$0

Solas Aerial Services LLC
Income Statement
For Period Ending April 30, 2022

Revenue		
Drone flight hour revenue	$	-
Imagery services		-
Total Revenue	$	-
Cost of Sales		
Fuel	$	-
Total Cost of Sales		-
Gross Profit	$	-
Operating Expenses		
Marketing	$	-
Drone license expense		-
Training		-
Drone support		-
Insurance		-
Licensing		-
Vehicle		-
Vehicle maintenance		-
Travel		-
Office, equipment storage and utilities		-
Communications & IT infrastructure		-
Memberships and subscriptions		-
Meals & entertainment		-
Fuel and expendables		-
Startup expenses		-
Salaries & benefits		-
Total Operating Expenses	$	-
Income from Operations	$	-
Other Income(Expense)		
RSA Interest	$	-
Depreciation - Equipment		-
Total Other Income(Expense)	$	-
Provision for Taxes		
Total Provision for Taxes		-
Net Income	$	-

Solas Aerial Services LLC

Balance Sheet

April 30, 2022

Current Assets		
Cash and Cash Equivalents	$	-
Prepaid drone royalty		-
Prepaid insurance		-
Accounts Receivable		-
Total Current Assets	$	-
Property and Equipment		
Supporting equipment	$	-
Drone		-
Accumulated depreciation - drone		-
IT equipment		-
Total Property and Equipment	$	-
Other Assets	$	-
Total Other Assets	$	-
Total Assets	$	-
Current Liabilities		
Accounts Payable	$	-
Total Current Liabilities	$	-
Long Term Liabilities		
RSA balance	$	-
Total Long Term Liabilities	$	-
Other Liabilities		
Total Other Liabilities	$	-
Total Liabilities	$	-
Stockholder Equity		
Retained Earnings	$	-
Total Stockholder Equity	$	-
Total Stockholder Equity + Liabilities	$	-

Solas Aerial Services LLC

Cash Flow Statement (Forecast)

For Period Ending April 30, 2022

Cash Flows from Operating Activities		
Net Income (Loss) From Operations	$	-
Depreciation and Amortization		-
Change in 'Prepaid drone royalty'		-
Change in 'Accounts Payable'		-
Change in 'Prepaid insurance'		-
Cash Provided(Used) by Operating Activities	$	-
Cash Flows from Investment Activities		
Change in 'Drone'	$	-
Change in 'IT equipment"'		-
Change in 'Supporting equipment'		-
Cash Provided(Used) by Investment Activities	$	-
Cash Flows from Financing Activities		
Change in 'RSA balance'	$	-
Distribution/Adj to retained earning		-
Cash Provided(Used) by Financing Activities	$	-
Net Increase(Decrease) in Cash	$	-
Cash at Beginning Of Period	$	-
Cash at End Of Period	$	-

I, Aaron Samuel Counts, certify that:

(1) the financial statements of Solas Aerial Services LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Solas Aerial Services LLC included in the Form reflects accurately the information reported on the tax return for Solas Aerial Services LLC filed for the prior 2 fiscal years.

/s/Aaron Samuel Counts
[Signature]

Member/Manager
[Title]

EXHIBIT 2

PURCHASE AND INVESTMENT AGREEMENT



SOLAS AERIAL SERVICES

REFORMING AGRICULTURE, ONE FARMER AT A TIME

PATRIOTS REVENUE SHARE AGREEMENT



SOLAS AERIAL SERVICES LLC
PATRIOTS REVENUE SHARE
PURCHASE AND INVESTMENT AGREEMENT

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR THE SECURITIES LAWS OF ANY STATES, AND THE SECURITIES ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS. THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT ACCORDING TO SUCH RESTRICTIONS.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE DISCLOSURE MATERIALS PRODUCED TO THE SUBSCRIBERS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This PATRIOTS REVENUE SHARE PURCHASE AND INVESTMENT AGREEMENT ("Agreement") is entered into on _____by and between:

Solas Aerial Services LLC ("Company")

and

_____ ("Investor"),

Collectively referred to as the "Parties."

RECITALS

Company is offering 100 Revenue Share Interests at a price of $1,000 per Revenue Share Interest. (the "Interests").

The Interests are securities as defined by the Securities Act of 1933, as amended (the "Securities Act").

Investor understands that the Offering is being made without registration of the Interests under the Securities Act, or any securities law of any state of the United States or of any other jurisdiction.

Investor understands the risks related to the purchase of the Interests.

Company desires to sell its Interests to Investor.

Investor desires to purchase the Interests from Company.

This Agreement shall govern the sale of the Interests by Company and the purchase of the Interests by Investor.

The Parties desire to be bound by the terms of this Agreement.

ARTICLE I
PURPOSE

1.01   The purpose of this Agreement is to define the terms that will govern the sale of the Interests by Company to Investor and the purchase of the Interests by Investor from Company.

ARTICLE II
DEFINITIONS

2.01   The capitalized terms included in this Agreement and the Offering Memorandum shall have the following definitions.

"Change of Control" means the acquisition of Company by another entity, or the sale of all or substantially all of the assets of Company, such that in either case the Company's shareholders of record immediately prior to such transaction will, immediately after such transaction, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity.

"Company" means Solas Aerial Services LLC, a limited liability company and the issuer of the Interests.

"Exemption" means the exemption from the registration requirements of Section 4(a)(6) of the Securities Act of 1933 (the "Act").

"Final Closing" means the closing of the Offering, which shall occur at the latest on December 31, 2022, unless amended by the Issuer.

"Funding Portal" means Folla Capital, LLC which is the intermediary used by Company to facilitate this Offering.

"Initial Closing" means the sale of the Interests by Company and the payment of funds by Investor.

"Maximum Offering Amount" means the maximum amount Company intends to raise through this Offering.

"Maximum Revenue Share Return" means the maximum dollar amount an Investor shall receive from the Interests sold through this Offering. The Maximum Revenue Share Return is described in the Offering Materials and this description is attached as Exhibit A.

"Offering" means this sale of securities pursuant to the Offering Memorandum dated March 2022.

"Offering Materials" means the Offering Memorandum, the Disclosure Document, the educational materials provided by the Funding Portal, and information about Company and this Offering found on the Funding Portal's platform.

"Interests" means the Revenue Share Interests in Company.

"Investment Commitment" means a sum of money calculated by multiplying the number of Interests subscribed to by an Investor by the price at which Company is offering the Interests.

"Purchase Amount" means a sum of money calculated by multiplying the number of Interests purchased by Investor by the price at which Company is offering the Interests.

"Revenue Share Payment" means a payment of principal and/or interest made by Company to Investor that is a portion of the Maximum Revenue Share Return.

"Restricted Securities" means securities acquired from Company that are subject to the resale limitations of 17 CFR § 227.501.

"Target Offering Amount" means the minimum amount Company intends to raise through this Offering.

ARTICLE III
SUBSCRIPTION

3.01   Subject to the terms and conditions in this Agreement and its Exhibits, Investor irrevocably subscribes for the Interests for the aggregate Purchase Amount of $_____.

3.02   Investor understands and agrees that Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by Company only when it is signed by a duly authorized officer of Company and delivered to Investor at the Closing referred to in Article IV. Subscriptions need not be accepted in the order received, and the Interests may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, Company shall have no obligation to issue any of the Interests to any person who is a resident of a jurisdiction in which the issuance of Interests to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction.

3.03   In the event that this subscription is rejected in whole or in part, Company shall promptly return all, or the applicable portion of the money paid, to Investor, as the case may be, and this Agreement shall thereafter have no force or effect except with respect to the portion, if any, of this subscription that is accepted by Company.

ARTICLE IV
PURCHASE

4.01   The purchase and sale of the Interests shall be consummated by executing this Agreement and filling out the investment questionnaire through the Funding Portal, opening an account with the Funding

Portal, and paying the Purchase Amount. Investor may make payment for the Interests by ACH, wire transfer, or check payable to Company or by any such other method made available by the Funding Portal on its platform.

4.02   At the Initial Closing, Company shall deliver to Investor a signed copy of this Agreement.

4.03   The Final Closing of the Offering shall be on December 31, 2022, unless amended by the Issuer. After the Final Closing, Company shall close the Offering and cease offering the Interests to any other persons. Upon Final Closing, the funds will be released to Company and Investor will receive securities in exchange for his/her investment.

4.04   Investor may cancel his/her Investment Commitment until 48 hours prior to Final Closing.

4.05   If Company reaches the Target Offering Amount prior to the Final Closing, it may close the Offering early. In such a circumstance, Company will provide Investor notice of the new closing date at least five business days prior to the new closing. Any oversubscribed Interests sold after the initial closing shall close at the discretion of the Issuer.

4.06   If there is a material change made to the Offering, Investor must reconfirm his/her Investment Commitment in order to retain the Interests. If Investor fails to reconfirm his/her Investment Commitment, it will be cancelled, and the committed funds will be returned.

ARTICLE V
PAYMENT TERMS

5.01   Revenue Share Payments shall be made in accordance with Company's payment schedule as described in Exhibit A and the Offering Materials, in an amount equal to Investor's portion of the Revenue Share Amount. Revenue Share Payments shall continue until the earlier of: (i) the date Investor has received Investor's proportionate share of payments from Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Return; or (ii) termination of this Agreement as provided herein.

5.02   To the extent that any Revenue Share Payment is not paid within five (5) business days of such payment becoming due to Investor, and the delay is not excused, Company shall be assessed a late payment charge at an annual rate equal to five percent (5%) based on the number of days elapsed out of a 365-day calendar year. A delay shall be excused under this paragraph to the extent it is due to events outside of Company's control, including without limitation, an act of God or the actions or inactions of a third-party payment processor or Investor, provided that Company will take all reasonable efforts to make the payment as soon as practicable. This late payment charge shall be cumulative and assessed once per month against the unpaid amounts due to Investor from Company from the due date until the date of payment thereof and shall accrue and be added to any balance of unpaid amounts subject to late payment.

ARTICLE VI
TERMINATION OR BUY-OUT

6.01   This Agreement and Company's obligation to pay the Revenue Share Amount shall terminate upon written consent of a majority of Investors to the Offering or the receipt by Investor of payments from Company totaling, in the aggregate, the Maximum Revenue Share Return.

6.02   Company may, in its sole discretion, at any time prior to the payment in full of the Maximum Revenue Share Return, buy out Company's obligations to Investor under thisAgreement and terminate this Agreement by paying Investor an amount equal to Investor'sMaximum Revenue Share Return, less the sum of all previous payments made by Company to Investor pursuant to this Agreement.

6.03   Upon a Change of Control in Company, Company shall pay prior to or simultaneously with the closing of such Change of Control, an amount equal to the Maximum Revenue Share Return less the sum of all previous payments made by Company to Investor pursuant to this Agreement.

ARTICLE VI
DEFAULT

7.01   Each of the following events constitutes a default:

   a.   if three (3) consecutive Revenue Share Payments are not paid by Company to Investor on or prior to the due date, if the delay is not excused, as defined in this Agreement, and each such non-payment continues for a period of five (5) business days thereafter, regardless of whether any previous payments remain outstanding;
   b.   if any one (1) Revenue Share Payment Amount is not paid by Company to Investor on or prior to the due date, to the extent the delay is not excused, as defined in this Agreement, and the non-payment continues for a period of sixty (60) days thereafter;
   c.   an involuntary proceeding has been commenced or an involuntary petition has been filed seeking (i) liquidation, reorganization, or other relief in respect of Company or any of its debts, or of a substantial part of its assets, under any federal, state, or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Company or for a substantial part of its assets, and, in any such case, such proceeding or petition has continued undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing has been entered;
   d.   Company has (i) voluntarily commenced any proceeding or filed any petition seeking liquidation, reorganization or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (c) immediately above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Company or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing; or
   e.   Company   breaches any other covenant of Company   contained in this Agreement, and such breach continues for a period of thirty (30) business days after Investor delivers written notice of the breach to Company.

7.02   If default occurs that is not cured, Investor may employ an attorney to enforce Investor's rights and remedies and Company hereby agrees to pay to Investor's reasonable attorneys' fees not exceeding a sum equal to fifteen percent (15%)of the Revenue Share Amount less the sum of all previous payments made by Company to all Investors pursuant to this Agreement, plus all other reasonable expenses incurred by Investor in exercising any of Investor's rights and remedies upon default.

ARTICLE VIII
REPRESENTATIONS BY THE COMPANY

8.01   Company represents and warrants to Investor that the following representations are true and complete as of the date of the Initial Closing, except as otherwise indicated:

a. Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Alabama and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to qualify would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations.

b. All corporate action has been taken or will be taken prior to the Initial Closing, by the Chief Executive Officer that is necessary for the authorization and execution of the purchase and sale of the Interests by Company. This Agreement, when executed and delivered by Company, shall constitute valid and legally binding obligations of Company, enforceable against Company in accordance with their respective terms except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or as limited by-laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. The Interests have been duly authorized and, when issued, delivered, and paid for in the manner set forth in this Agreement, will be validly issued, fully paid, and nonassessable, and will conform in all material respects to the description thereof set forth in the Offering Memorandum. Based in part on the accuracy of the representations of Investor and subject to filings pursuant to Regulation Crowdfunding of the Securities Act, and applicable state securities laws, the offer, sale, and issuance of the Interests to be issued pursuant to and in conformity with the terms of this Agreement will be issued in compliance with all applicable federal and state securities laws.

d. To its knowledge, Company is not in violation of any applicable statute, rule, regulation, order, or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation would materially and adversely affect the business, assets, liabilities, financial condition, or operations of Company.

e. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator, or governmental body, or to Company's knowledge, currently threatened in writing (a) against Company or (b) against any consultant, officer, director or key employee of Company arising out of his/her consulting, employment or board relationship with Company or that could otherwise materially impact Company.

f. Following a reasonable investigation in accordance with 17 CFR § 227.503 promulgated under the Securities Act, none of Company, its directors, executive officers, any other officers participating in the Offering described by this Agreement, or any beneficial owner of twenty percent (20%) or more of Company's outstanding voting securities meet any of the disqualifying criteria described in Rules 503 (a)(1) through (8).

ARTICLE IX
REPRESENTATIONS BY INVESTOR

The representations, warranties, and agreements, together with all other representations and warranties made or given by Investor to Company in any other written statement or document delivered in connection with the transactions contemplated hereby, shall be true and correct in all respects on and as of the date of the Initial Closing as if made on and as of such date and shall survive such date. If more than one person is signing this Agreement, each representation, warranty, and undertaking herein shall be the joint and several representations, warranty, and undertaking of each such person.

9.01   Investor represents and warrants to Company that Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Interests, enter into this Agreement and to perform all the obligations required to be performed by Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor.

9.02   Investor represents and warrants to Company that Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Interests as a nominee or agent or otherwise for any other person.

9.03   Investor represents and warrants to Company that Investor shall comply with all applicable laws and regulations in effect in any jurisdiction in which Investor purchases or sells Interests and obtain any consent, approval, or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Investor is subject or in which Investor makes such purchases or sales, and Company shall have no responsibility therefor.

9.04   Investor represents and warrants to Company that Investor has received and has relied only on the information contained in the Offering Memorandum.

9.05   Investor represents and warrants to Company that Investor is not relying on any communication (written or oral) of Company or any of its affiliates, as investment or tax advice or as a recommendation to purchase the Interests. It is understood that information and explanations related to the terms and conditions of the Interests provided in the Offering Memorandum or otherwise by Company or any of its affiliates shall not be considered investment or tax advice or a recommendation to purchase the Interests, and that neither Company nor any of its affiliates is acting or has acted as an advisor to Investor in deciding to invest in the Interests. Investor acknowledges that neither Company nor any of its affiliates have made any representation regarding the proper characterization of the Interests for purposes of determining Investor's authority to invest in the Interests. Investor is familiar with the business and financial condition and operations of Company, all as generally described in the Offering Memorandum. Investor has had access to such information concerning Company and the Interests as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Interests.

9.06   Investor represents and warrants to Company that Investor understands and accepts that the purchase of the Interests involves various risks, including the risks outlined in the Offering Memorandum and in this Agreement. Investor has carefully evaluated the risks of investing and has the capacity, either alone, or with a professional advisor, to protect his/her/its own Interests in connection with a purchase of the Interests.

9.07   Investor represents and warrants to Company that Investor is able to bear any loss associated with an investment in the Interests.

9.08   Investor represents and acknowledges that Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and Company shall return the previously paid Purchase Amount of the Interests, without interest thereon, to Investor.

9.09   Investor represents and warrants to Company that Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Interests or made any finding or determination concerning the fairness or advisability of this investment.

9.10   Investor represents and warrants to Company that Company has not (a) given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting, or otherwise) of an investment in the Interests or (b) made any representation to Investor regarding the legality of an investment in the Interests under applicable legal investment or similar laws or regulations. In deciding to purchase the Interests, Investor is not relying on the advice or recommendations of Company and Investor has made its own independent decision that the investment in the Interests is suitable and appropriate for Investor.

9.11   Investor represents and warrants to Company that Investor is not relying upon any person, other than Company and its officers and directors, in making its investment or decision to invest in Company. Investor agrees that neither any Investor nor the respective controlling persons, officers, directors, partners, agents, or employees of any Investor shall be liable to any other Investor for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Interests.

9.12   Investor represents and warrants that he/she has reviewed the Offering Memorandum and corporate documents. Investor understands that any projections which may be made in the Offering Memorandum are mere estimates, was prepared by Company's management, and may not reflect the actual results of Company's operations. Investor represents that Investor has received from Company the documents, records, and books that Investor requested in order to evaluate this Offering.

9.13   Investor represents and warrants to Company that Investor has such knowledge, skill, and experience in business, financial, and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Interests. With the assistance of Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Interests and the consequences of this Agreement. Investor has considered the suitability of the Interests as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Interests and its authority to invest in the Interests. Investor has determined that the investment is suitable for him/her.

9.14   Investor represents and warrants to Company that Investor is acquiring the Interests solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Interests.

9.15   Investor understands that the Interests have not been, and will not be, registered under the Securities Act, by reason of a specific Exemption from the registration provisions of the Securities Act which depends upon, among other things, the bonafide nature of the investment intent and the accuracy of Investor's representations as expressed herein. Investor understands that the Interests are Restricted Securities under applicable Interested States federal and state securities laws and that, pursuant to these laws, Investor must hold the Interests indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an Exemption from such registration and qualification requirements are available. Investor acknowledges that Company has no obligation to register or qualify the Interests for resale. Investor further acknowledges that if an Exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Interests, and on requirements relating to Company which are outside of Investor's control, and which Company is under no obligation, and may not be able, to satisfy.

9.16   Investor represents and warrants to Company that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Interests or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Interests under the Securities Act and all applicable State Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws and that the certificates representing the Interests will bear a legend-making reference to the foregoing restrictions. Additionally, Company and its affiliates shall not be required to give effect to any purported transfer of such Interests except upon compliance with the foregoing restrictions.

9.17   Investor represents and warrants to Company that, unless an Investor has indicated to the contrary on the Agreement, he/she will certify that his/her taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he/she is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the subscriber is not subject to backup withholding, then the subscriber may be subject to twenty percent (20%) withholding on interest or dividends paid to the holder of the Interests.

9.18   Investor represents and warrants that he/she understands that the price of the Interests has been determined arbitrarily by Company and may not be indicative of the true value of the Interests.

9.19   Investor represents and warrants that all information that Investor has furnished and furnishes to Company are true, correct, and complete as of the date of execution of this Agreement and if there should be any material change in such information prior to the Initial Closing, Investor will immediately furnish such revised or corrected information to Company.

9.20   Investor represents and warrants that he/she understands that if the sum of the Investment Commitments does not equal or exceed the Target Offering Amount at the offering deadline specified in the Offering Materials, no securities will be sold in the Offering, Investment Commitments will be canceled and committed funds will be returned.

9.21   Investor represents and warrants that he/she has received and reviewed the educational materials provided by Funding Portal.

ARTICLE X
INVESTOR VERIFICATION

10.01   Investor understands that in order to subscribe for Interests in this Offering, Investor does not have to be an "Accredited Investor" as defined in Section 501 of Regulation D under the Securities Act. Furthermore, if Investor is an "accredited Investor", Investor understands that, as a condition to Company's acceptance of this subscription, Investor must complete an Accredited Investor Verification Process administered by the Funding Portal, or such other Accredited Investor Program that may be implemented by the Company.

10.02   Investor represents and warrants that Investor has completed the Accredited Investor Verification Process administered by the Funding Portal. The information provided by Investor in the Accredited Investor Verification Process is true and correct and Investor understands that Company is relying upon such information in connection with the purchase of the Interests by Investor.

10.03   Investor acknowledges and agrees that Company may make or cause to be made such further inquiry and obtain such additional information as it may deem appropriate with regard to the suitability of Investor as an Investor in the Interests.

10.04   Investor acknowledges and understands that if Investor is not an accredited Investor, Investor's investment may not exceed:

a.   The greater of $2,200, or 5 percent of the greater of Investor's annual income or net worth, if either Investor's annual income or net worth is less than $107,000; or
b.   Ten percent of the greater of Investor's annual income or net worth, not to exceed an amount sold of $107,000, if both Investor's annual income and net worth are equal to or more than $107,000.

ARTICLE XI
TRANSFERABILITY

11.01   Investor understands that the Interests are Restricted Securities under applicable Interested States federal and state securities laws and that, pursuant to these laws, Investor must hold the Interests indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an Exemption from such registration and qualification requirements are available.

11.02   Even if an Investor's Interests become eligible to be transferred, Investor shall not at any time transfer any of his, her, or its Interests except in accordance with the conditions and limitations set forth in the corporate documents.

ARTICLE XII
INDEMNIFICATION

12.01   Investor agrees to indemnify and hold harmless Company and all of its affiliates, attorneys, accountants, employees, officers, directors, Members, and agents from any liability, claims, costs, damages, losses, or expenses incurred or sustained by them as a result of Investor's representations and warranties being untrue or inaccurate, or because of a breach of this Agreement by Investor.

ARTICLE XIII
NOTICES

13.01   All notices and other communications shall be in writing and shall be deemed to have been duly given if delivered personally, sent by electronic delivery, or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to Company:	Solas Aerial Services LLC 307 Shooting Star Trail Gurley, AL 35748 Attention: Aaron Counts
If to Investor:	the address set forth on the signature page hereto or the Investor's registered email address

13.02   By executing this Agreement, Investor consents to electronic delivery, including by means of e-mail or by posting on an electronic message board or by other means of electronic communication. Notices and materials that may be submitted by electronic delivery include notices, financial statements, tax reports, valuations, reports, reviews, analyses or other materials, information about the investment, and any and all other documents, information, and communications concerning the affairs of Company, required, or permitted to be provided to Investor.

ARTICLE XIV
MISCELLANEOUS

14.01   Neither this Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge, or termination is sought.

14.02   Neither this Agreement nor any right, remedy, obligation, or liability arising hereunder or by reason hereof shall be assignable by either Company or Investor without the prior written consent of the other party.

14.03   INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

14.04   This Agreement shall be governed by and construed in accordance with the laws of the State of Alabama. Investor agrees that any action or proceeding directly or indirectly relating to or arising out of this Agreement of this Offering, any breach hereof, or any transaction covered hereby shall be resolved, whether by arbitration or otherwise, within the State of Alabama.

14.05   This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same Agreement.

14.06   The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

14.07   All representations, warranties, and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by Company and the Final Closing, (ii) changes in the transactions, documents, and instruments described in the Offering Materials which are not material, or which are to the benefit of Investor and (iii) the death or disability of Investor.

14.08   If any action or other proceeding is brought for the enforcement of this Agreement or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorney's fees and other costs incurred in such action or proceeding in addition to any other relief to which they may be entitled.

14.09   If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

14.10   This Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

[*Signature Page Follows*]

IN WITNESS WHEREOF, Investor has executed this Agreement on _____.

"INVESTOR"

Signature of Investor:

Printed Name of Investor:

Street Address:

City, State, and Zip Code:

Purchase Amount of Interests: $ _____

SUBSCRIPTION ACCEPTED:

SOLAS AERIAL SERVICES LLC

By: _____
        Aaron Counts

Date: _____

Exhibit A

OFFERING INFORMATION	
Issuer Name	Solas Aerial Services LLC
Target Offering Amount	$40,000
Maximum Offering Amount	$100,000
Revenue Share Interests Price	$1,000
Minimum Investment Amount	$1,000
Minimum Investment Increment	$1,000
Deadline to Reach Target Offering Amount	December 31, 2022
PATRIOTS REVENUE SHARE AGREEMENT PAYMENT TERMS	
Percentage of the Issuer's Gross Revenue to be allocated to make Revenue Share Payments	10%
Revenue Share Multiple	1.8
Maximum Revenue Share Return to be paid in connection with the Offering (Company)	$180,000
Maximum Revenue Share Return to be paid in connection with the Offering (Investor)	1.8 x Investment Amount
Start Date of Revenue Share Agreement	The start date of your revenue share agreement will be on the day that your investment has been accepted by the Company and disbursed to the Company by the escrow agent
Payment Frequency	Semi-Annual beginning on the First Revenue Share Payment Date
First Revenue Share Payment Date	The first Revenue Share Payment date, regardless of when your investment is accepted by the Company and disbursed to the Company, will be on January 31, 2023
Reporting Schedule	As defined in §227.202 Ongoing Reporting Requirements
Patriots Revenue Share Payments made to	Directly to Investor

PATRIOTS REVENUE SHARE PAYMENT SCHEDULE	
Period Ending	**Revenue Share Payment Date**
December 31	January 31
June 30	July 31

Exhibit B – Perks

INVESTMENT LEVEL	PERK
$1,000	✓ 1 free imagery service
$2,000	✓ 1 free imagery service ✓ 40% discount for 1st year spraying services
$5,000	✓ 1 free imagery service ✓ 40% discount for 1st year spraying services ✓ 25% discount for 2nd year spraying services

EXHIBIT 3

DEFINITION OF ACCREDITED INVESTOR §230.501

<u>Definition of Accredited Investor §230.501</u>

Definitions and terms used in Regulation D.

As used in Regulation D (§ 230.500 et seq. of this chapter), the following terms shall have the meaning indicated:

(a) Accredited investor. Accredited investor shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000;

(i) Except as provided in paragraph (a)(5)(ii) of this section, for purposes of calculating net worth under this paragraph (a)(5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (a)(5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in § 230.506(b)(2)(ii);

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type not listed in paragraph (a)(1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status. In determining whether to designate a professional certification or designation or credential from an accredited educational institution for purposes of this paragraph (a)(10), the Commission will consider, among others, the following attributes:

(i) The certification, designation, or credential arises out of an examination or series of examinations administered by a self-regulatory organization or other industry body or is issued by an accredited educational institution;

(ii) The examination or series of examinations is designed to reliably and validly demonstrate an individual's comprehension and sophistication in the areas of securities and investing;

(iii) Persons obtaining such certification, designation, or credential can reasonably be expected to have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of a prospective investment; and

(iv) An indication that an individual holds the certification or designation is either made publicly available by the relevant self-regulatory organization or other industry body or is otherwise independently verifiable;

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (a)(12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (a)(12)(iii).

(b) Affiliate. An affiliate of, or person affiliated with, a specified person shall mean a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) Aggregate offering price. Aggregate offering price shall mean the sum of all cash, services, property, notes, cancellation of debt, or other consideration to be received by an issuer for issuance of its securities. Where securities are being offered for both cash and non-cash consideration, the aggregate offering price shall be based on the price at which the securities are offered for cash. Any portion of the aggregate offering price attributable to cash received in a foreign currency shall be translated into United States currency at the currency exchange rate in effect at a reasonable time prior to or on the date of the sale of the securities. If securities are not offered for cash, the aggregate offering price shall be based on the value of the consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Such valuations of non-cash consideration must be reasonable at the time made.

(d) Business combination. Business combination shall mean any transaction of the type specified in paragraph (a) of Rule 145 under the Act (17 CFR 230.145) and any transaction involving the acquisition by one issuer, in exchange for all or a part of its own or its parent's stock, of stock of another issuer if, immediately after the acquisition, the acquiring issuer has control of the other issuer (whether or not it had control before the acquisition).

(e) Calculation of number of purchasers. For purposes of calculating the number of purchasers under § § 230.506(b) and 230.506(b) only, the following shall apply:

(1) The following purchasers shall be excluded:

(i) Any relative, spouse or relative of the spouse of a purchaser who has the same primary residence as the purchaser;

(ii) Any trust or estate in which a purchaser and any of the persons related to him as specified in paragraph (e)(1)(i) or (e)(1)(iii) of this section collectively have more than 50 percent of the beneficial interest (excluding contingent interests);

(iii) Any corporation or other organization of which a purchaser and any of the persons related to him as specified in paragraph (e)(1)(i) or (e)(1)(ii) of this section collectively are beneficial owners of more than 50 percent of the equity securities (excluding directors' qualifying shares) or equity interests; and

(iv) Any accredited investor.

(2) A corporation, partnership or other entity shall be counted as one purchaser. If, however, that entity is organized for the specific purpose of acquiring the securities offered and is not an accredited investor under paragraph (a)(8) of this section, then each beneficial owner of equity securities or equity interests in the entity shall count as a separate purchaser for all provisions of Regulation D (§§ 230.501-230.508), except to the extent provided in paragraph (e)(1) of this section.

(3) A non-contributory employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 shall be counted as one purchaser where the trustee makes all investment decisions for the plan.

(f) Executive officer. Executive officer shall mean the president, any vice president in charge of a principal business unit, division, or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the issuer. Executive officers of subsidiaries may be deemed executive officers of the issuer if they perform such policy making functions for the issuer.

(g) Final order. Final order shall mean a written directive or declaratory statement issued by a federal or state agency described in § 230.506(d)(1)(iii) under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

(h) Issuer. The definition of the term issuer in section 2(a)(4) of the Act shall apply, except that in the case of a proceeding under the Federal Bankruptcy Code (11 U.S.C. 101 et seq.), the trustee or debtor in possession shall be considered the issuer in an offering under a plan or reorganization, if the securities are to be issued under the plan.

(i) Purchaser representative. Purchaser representative shall mean any person who satisfies all of the following conditions or who the issuer reasonably believes satisfies all of the following conditions:

(1) Is not an affiliate, director, officer or other employee of the issuer, or beneficial owner of 10 percent or more of any class of the equity securities or 10 percent or more of the equity interest in the issuer, except where the purchaser is:

(i) A relative of the purchaser representative by blood, marriage or adoption and not more remote than a first cousin;

(ii) A trust or estate in which the purchaser representative and any persons related to him as specified in paragraph (h)(1)(i) or (h)(1)(iii) of this section collectively have more than 50 percent of the beneficial interest (excluding contingent interest) or of which the purchaser representative serves as trustee, executor, or in any similar capacity; or

(iii) A corporation or other organization of which the purchaser representative and any persons related to him as specified in paragraph (h)(1)(i) or (h)(1)(ii) of this section collectively are the beneficial owners of more than 50 percent of the equity securities (excluding directors' qualifying shares) or equity interests;

(2) Has such knowledge and experience in financial and business matters that he is capable of evaluating, alone, or together with other purchaser representatives of the purchaser, or together with the purchaser, the merits, and risks of the prospective investment;

(3) Is acknowledged by the purchaser in writing, during the course of the transaction, to be his purchaser representative in connection with evaluating the merits and risks of the prospective investment; and

(4) Discloses to the purchaser in writing a reasonable time prior to the sale of securities to that purchaser any material relationship between himself or his affiliates and the issuer or its affiliates that then exists, that is mutually understood to be contemplated, or that has existed at any time during the previous two years, and any compensation received or to be received as a result of such relationship.

(j) Spousal equivalent. The term spousal equivalent shall mean a cohabitant occupying a relationship generally equivalent to that of a spouse.

[47 FR 11262, Mar. 16, 1982, as amended at 53 FR 7868, Mar. 10, 1988; 54 FR 11372, Mar. 20, 1989; 76 FR 81806, Dec. 29, 2011; 77 FR 18685, Mar. 28, 2012; 78 FR 44770, 44804, July 24, 2013; 81 FR 83553, Nov. 21, 2016; 85 FR 64277, Oct. 9, 2020]